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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

China Biopharmaceuticals Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16936V106
(CUSIP Number)

Vision Opportunity Master Fund Ltd.
317 Madison Avenue, Suite 1220
New York, NY 10017

with a copy to:

Elizabeth A. Brower, Esq.
Paul, Hastings, Janofsky & Walker LLP
1055 Washington Boulevard
Stamford, CT 06901
(203) 961-7429
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 16936V106		Page 2 of 6 Pages
1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vision Opportunity Master Fund Ltd. – EIN: 27-0120759
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |X|
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,980,198(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,980,198(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON PN

__________________

*	This filing was inadvertently made late and otherwise met the requirements of Schedule 13G.
(1)

Consists of 990,099 shares of common stock par value $0.01 per share of Issuer (“Common Stock”), and warrants to purchase 990,099 shares of Common Stock over a four-year period at an exercise price of $1.26 per share.

CUSIP No. 16936V106	Page 3 of 6 Pages

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer, a Delaware corporation. The address of the principal executive offices of the Issuer is Suite 1601, Building A, Jinshan Tower, No. 8, Shan Xi Road, Nanjing, Jiangsu, China 210009.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by Vision Opportunity Master Fund Ltd. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, and (c) present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Reporting Person (the “Directors and Officers”).

(b)	The Reporting Person was incorporated under the laws of the Cayman Islands.

(c)           The principal business of the Reporting Person is making and managing investments for private investors.

(d)           The principal office of the Reporting Person is located at 317 Madison Avenue, Suite 1220, New York, New York 10017.

(e)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, during the last five years, none of its Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used to acquire the Common Stock is the Reporting Person’s funds used in its ordinary course of business.

Item 4.	Purpose of Transaction.

This Schedule 13D relates to the acquisition, for investment purposes, for an aggregate purchase price of $1,000,000, of 990,099 shares of Common Stock and warrants to purchase 990,009 shares of Common Stock at an exercise price of $1.26 per share. The warrants have an expiration date of four years from their date of issuance.

CUSIP No. 16936V106	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 1,980,198 shares, or 6.7% of the Common Stock, consisting of 990,099 shares of Common Stock and 990,099 shares of Common Stock issuable upon exercise of Warrants.

(b)           The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,980,198 shares of Common Stock.

(c)           Neither the Reporting Person nor, to its knowledge, any of its Directors and Officers, has effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

(d)           To the knowledge of the Reporting Person, no person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than a registration rights agreement pursuant to which the issuer has agreed to register the resale of the Securities described herein, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

N/A

CUSIP No. 16936V106	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 24, 2006

VISION OPPORTUNITY MASTER FUND LTD.

By:______/s/ Adam Benowitz_________________

Name:	Adam Benowitz
Title:	Portfolio Manager

CUSIP No. 16936V106	Page 6 of 6 Pages

Schedule I

The following information sets forth the (a) name, (b) citizenship, and (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, for each of the Directors and Officers of the Reporting Person. Except as indicated below, the business address of each Director and Officer of the Reporting Person is 317 Madison Avenue, Suite 1220, New York, New York 10017. Each of the Directors and Officers of the Reporting Person is a citizen of the United States.

DIRECTORS

Name	Present Occupation and Employer Address
Adam Benowitz	Vision Capital Advisors, LLC 317 Madison Avenue, Suite 1220 New York, NY 10017
Robert Arnott	Appleby Spurling Hunter P.O. Box 31695 George Town, Grand Cayman Cayman Islands, BWI
John Lawless	BISYS Hedge Fund Services (Cayman) Ltd. Cayman Corporate Centre P.O. Box 1748 GT 27 Hospital Road George Town, Cayman Cayman Islands, BWI

EXECUTIVE OFFICERS

Name	Title with Reporting Person
Adam Benowitz	Managing Partner